FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

December 16, 2005

Commission File Number: 333-119497

MECHEL OAO

(Translation of registrant’s name into English)

Krasnopresnenskaya Naberezhnaya 12

Moscow 123610

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Note: Regulation S-T Rule 101(b)(c) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☒

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

MECHEL REPORTS 9-MONTH 2005 RESULTS

 — Revenues increased 17.6% to $2.91 billion —

— Operating income of $452.03 million —

— Net income $314.72 million, $2.34 per ADR or $0.78 per diluted share —

— Corrects its 6-month and 3-month 2005 results to reflect the netting off of certain trading operations —

Moscow, Russia — December 16, 2005 — Mechel OAO (NYSE: MTL), a leading Russian integrated mining and steel group, today announced results for the nine months ended September 30, 2005.

US$ thousand	9M 2005	9M 2004	Change Y-on-Y
Revenues	2,910,394	2,474,854	17.6%
Net operating income	452,027	509,364	- 11.3%
Net operating margin	15.5%	20.6%	-
Net income	314,717	420,815	- 25.2%
EBITDA (1)	569,016	618,709	- 8.0%
EBITDA margin	19.6%	25.0%	-

(1) See Attachment A.

Vladimir Iorich, Mechel’s Chief Executive Officer, commented: “In the third quarter 2005 we saw a slight improvement in market conditions, as compared to the second quarter, which enabled us to restore production in both segments to planned levels. Our programs targeted at efficiency growth in the steel segment started yielding positive results as well.  This, along with the continuing performance of our mining segment, confirms the strength of our strategy aimed at increasing overall value across both segments.”

Consolidated Results

Net revenue in the first nine months of 2005 rose 17.6% to $2.91 billion from $2.47 billion in the first nine months of 2004. Operating income was $452.03 million, or 15.5% of net revenue, versus operating income of $509.36 million, or 20.6% of net revenue, in 2004, a decrease of 11.3%.

For the first nine months of 2005, Mechel reported consolidated net income of $314.72 million, or $2.34 per ADR ($0.78 per diluted share)

Consolidated EBITDA decreased 8.0% to $569.02 million in the first nine months of 2005 from $618.71 million a year ago, reflecting the negative impact of unstable market conditions on average realized prices for the main categories of our products. Please see the attached tables for a reconciliation of consolidated EBITDA to net income.

Mining Segment Results

US$ thousand	9M 2005	9M 2004	Change Y-on-Y
Revenues from external customers	823,548	556,880	47.9%
Operating income	341,282	250,044	36.5%
Net income	266,581	240,676	10.8%
EBITDA	379,408	309,507	22.6%
EBITDA margin	46.1%	55.6%	-

Mining segment output

Product	9M 2005, thousand tonnes	9M 2005 vs 9M 2004,%
Coal	11,670	+ 2.0
Coking coal	6,472	- 5.0
Steam coal	5,198	+ 11.0
Iron ore concentrate	3,374	+ 20.0
Nickel	9	- 8.0

Mining segment revenue for the first nine months of 2005 totaled $823.55 million, or 28.3%, of consolidated net revenue, an increase of 47.9% over segment revenue of $556.88 million, or 22.5%, of consolidated net revenue, in the first nine months of 2004. The increase in revenues reflects solid output, strong market positions, and an increase in sales of mining products to third parties.

Operating income for the first nine months of 2005 in the mining segment rose 36.5% to $341.28 million, or 41.4%, of total segment revenues, compared to operating income of $250.04 million, or 44.9%, of total segment revenues a year ago. This increase in profitability reflects Mechel’s control over costs and the overall efficiency of our mining operations. EBITDA in the mining segment for the first nine months of 2005 was $379.41 million, 22.6% higher than segment EBITDA of $309.51 million in the first nine months of 2004. The EBITDA margin of the mining segment was 46.1%.

Mr. Iorich commented on the results of the mining segment: “The negative trends we witnessed in major mining markets in the second quarter continued to affect our nine-month production. The slowdown in the coking coal market, caused by a decrease in production by a number of Russian steel companies, prompted our shift to increasing steam coal production.  Declining iron ore prices also influenced the segment’s margin negatively. Nevertheless, with its strong profitability, mining continues to be of primary interest for Mechel.”

Steel Segment Results

US$ thousand	9M 2005	9M 2004	Change Y-on-Y
Revenues from external customers	2,086,846	1,917,974	8.8%
Operating income	110,745	259,321	- 57.3%
Net income	48,135	180,139	- 73.3%
EBITDA	189,608	309,202	- 38.7%
EBITDA margin	9.1%	16.1%	-

Steel segment output

Product	9M 2005, thousand tonnes	9M 2005 vs 9M 2004,%
Coke	1,963	- 11.0
Pig iron	2,475	- 10.0
Steel	4,420	- 3.0
Rolled products	3,450	+ 3.0
Hardware	441	+ 4.0

Revenue from Mechel’s steel segment increased 8.8% in the first nine months of 2005 from $1.92 billion to $2.09 billion, or 71.7%, of consolidated net revenue, as compared to the first nine months of 2004.

In the first nine months of 2005, the steel segment generated operating income of $110.75 million, or 5.3%, of total segment revenues, a decrease of 57.3% over operating income of $259.32 million, or 46.6%, of total segment revenues in the first nine months of 2004. EBITDA in the steel segment for the first nine months of 2005 was $189.61 million. The EBITDA margin of the steel segment increased from 6.9% in first half of 2005 to 9.1% in the first nine months of 2005.

Mr. Iorich commented, “The steel segment demonstrated an increase in EBITDA margin and net income over the previously reported period, reflecting the effect of a number of our ongoing improvement programs, including the commissioning of our new sinter plant at Chelyabinsk. We maintained our rolled product output by optimizing usage ratios, while reducing raw steel, pig iron, and coke output. We will continue to further improve usage ratios by putting our new continuous casting facilities into operation. At the same time, we see positive market trends, as steel products output has begun to pick up, and expect to fully restore production levels in the segment in response to growing demand.”

Recent Highlights

After a local water pump station failed on October 23, interrupting the supply of water to Chelyabinsk Metallurgical Plant, production at CMP was temporarily stopped. The plant’s personnel implemented all necessary emergency protocols to limit any negative consequences for the plant’s equipment and managed to fully restart production within two days, minimizing potential losses, which are not expected to exceed $1.5 million.

Mr. Iorich concluded, “The third quarter of 2005 remained a challenging time for us; however, we demonstrated that we are able to address the negative trends we saw this year by increasing sales volumes and the share of value-added products sales, as well as by raising the efficiency of the steel segment. Our overall profitability remains our focus, and we are confident that we will continue to see the positive impact of our ongoing modernization and efficiency-improvement programs in the coming year. We will concentrate on further lowering costs and improving usage ratios. We will also strive to increase our export of coal, thus increasing third-party sales of mining products, and at diversifying our product portfolio towards value-added products in the steel segment. Our extensive vertical integration, combined with management’s efforts and the continuation of our strategy, positions us well for the future.”

Financial Position

Cash expenditure on property, plant and equipment for the first nine months of 2005 amounted to $394.82 million, of which $199.77 million was invested in the mining segment and $195.05 million in the steel segment.

In the first nine months of 2005, Mechel spent $484 million on acquisitions, comprised of $411.2 million for 25%+1 share of Yakutugol Holding Company OAO, $3.5 million for 90.3% of the shares of Port Kambarka OAO, $15.7 million for 25.4% of the shares of Izhstal OAO, $50.2 million for 6.4% of the shares of Chelyabinsk Metallurgical Plant OAO, and $1.5 million for 10.3% of the shares of Korshunov Mining Plant and $1.9 million was spent on acquisition of minority interest in other subsidiaries.

As of  September 30, 2005, total debt(1) was at $386.9 million. Cash and cash equivalents amounted to $312.2 million at the end of the 9 months 2005 and net debt amounted to $(74.7) million (net debt is defined as total debt outstanding less cash and cash equivalents).

Correction of 6-Month and 3-Month 2005 Results

Mechel also announced today the correction of its 6-month and 3-month 2005 results. In connection with the preparation for its 9-month 2005 closing, Mechel identified, through its internal processes, an error in not netting off certain trading transactions within the steel segment. These transactions related to a series of trades in which Mechel bought back from one of its customers steel product which was then re-sold to third parties at the same price at which the product had been purchased by Mechel, resulting in no-margin trades. Previously, Mechel had included these resales as revenue, and the amount paid to the initial customer was included in cost of goods sold. As the total amount of such resales and purchases was the same in both periods, this correction has no effect on gross or net operating income, and affects only revenue, cost of goods sold, and margin percentages deriving from such for the consolidated, as well as steel segment, results. There is no effect on any other item in the financial statements, while affected lines should be corrected as follows:

Corrected Numbers for Six Months ended June 30, 2005

	As previously reported	Corrected by	As corrected
Revenue	2,143,349	(64,130)	2,079,219
Cost of goods sold	(1,342,932)	64,130	(1,278,802)
Gross margin % - as it was	37.3%	(1.2)%	38.5%
Net operating margin	16.9%	(0.5)%	17.4%
Consolidated EBITDA margin	19.7%	(0.6)%	20.3%
Steel segment
Revenues from external customers	1,549,260	(64,130)	1,485,130
EBITDA margin	6.6%	(0.3)%	6.9%

Corrected Numbers for Three Months ended March 31, 2005

	As previously reported	Corrected by	As corrected
Revenue	1,049,383	(9,927)	1,039,456
Cost of goods sold	(599,424)	9,927	(589,497)
Gross margin % - as it was	42.9%	(0.4)%	43.3%
Net operating margin	21.6%	(0.2)%	21.8%
Consolidated EBITDA margin	26.7%	(0.2)%	26.9%
Steel segment
Revenues from external customers	735,747	(9,927)	725,820
EBITDA margin	12.7%	(0.2)%	12.9%

The management of Mechel will host a conference call today at 11 a.m. New York time (4 p.m. London time, 7 p.m. Moscow time) to review Mechel’s financial results and comment on current operations.  The call may be accessed via the Internet at http://www.mechel.com, under the Investor Relations section.

(1)           Total debt is comprised of short-term borrowings and long-term debt

***

Mechel OAO

Irina Ostryakova

Director of Communications

Phone: 7-095-258-18-28

Fax: 7-095-258-18-38

irina.ostryakova@mechel.com

***

Mechel is one of the leading Russian mining and metals companies. Mechel unites producers of coal, iron ore, nickel, steel, rolled products, and hardware. Mechel products are marketed domestically and internationally.

***

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

Attachments to the 9M 2005 Earnings Press Release

Attachment A

Non-GAAP financial measures. This press release includes financial information prepared in accordance with accounting principles generally accepted in the United States of America, or US GAAP, as well as other financial measures referred to as non-GAAP. The non-GAAP financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with US GAAP.

Earnings Before Interest, Depreciation and Amortization (EBITDA) and EBITDA margin. EBITDA represents earnings before interest, depreciation and amortization. EBITDA margin is defined as EBITDA as a percentage of our net revenues. Our EBITDA may not be similar to EBITDA measures of other companies; is not a measurement under accounting principles generally accepted in the United States and should be considered in addition to, but not as a substitute for, the information contained in our consolidated statement of operations. We believe that EBITDA provides useful information to investors because it is an indicator of the strength and performance of our ongoing business operations, including our ability to fund discretionary spending such as capital expenditures, acquisitions and other investments and our ability to incur and service debt. While interest, depreciation and amortization are considered operating costs under generally accepted accounting principles, these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. Our EBITDA calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the metals and mining industry. EBITDA can be reconciled to our consolidated statements of operations as follows:

US$ thousands	9M 2005	9M 2004
Net income	314,717	420,815
Add:
Depreciation, depletion and amortization	115,375	99,709
Interest expense	43,669	42,007
Income taxes	95,255	56,178
Consolidated EBITDA	569,016	618,709

EBITDA margin can be reconciled as a percentage to our Revenues as follows:

US$ thousands	9M 2005	9M 2004
Revenue, net	2,910,394	2,474,854
EBITDA	569,016	618,709
EBITDA margin	19.6%	25.0%

MECHEL OAO
CONSOLIDATED BALANCE SHEETS
AS OF SEPTEMBER 30, 2005 AND DECEMBER 31, 2004

(in thousands of U.S. dollars, except share amounts)

	September 30,	December 31,
	2005	2004
ASSETS
Cash and cash equivalents	$312 239	$1 024 761
Accounts receivable, net of allowance for doubtful accounts	161 012	135 597
Due from related parties	234	16 458
Inventories	449 091	568 545
Deferred cost of inventory in transit	91 904	0
Current assets of discontinued operations	997	1 247
Deferred income taxes	7 531	7 491
Prepayments and other current assets	382 131	349 106
Total current assets	1 405 139	2 103 205

Long-term investments in related parties	411 975	9 270
Other long-term investments	21 498	66 663
Non-current assets of discontinued operations	100	165
Intangible assets	5 445	6 379
Property, plant and equipment, net	1 432 580	1 274 722
Mineral reserves, net	248 553	166 483
Deferred income taxes	20 097	11 940
Goodwill	39 441	39 441
Total assets	$3 584 828	$3 678 268

LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-term borrowings and current maturities of long-term debt	$170 508	$348 880
Accounts payable and accrued expenses:
Advances received	75 617	94 964
Accrued expenses and other current liabilities	70 193	69 847
Taxes and social charges payable	164 929	145 527
Trade payable to vendors of goods and services	209 744	186 233
Due to related parties	2 145	2 048
Current liabilities of discontinued operations	11	30
Deferred income taxes	25 415	26 521
Asset retirement obligation	6 109	8 219
Deferred revenue	91 300	760
Pension obligations	6 796	6 261
Dividends payable	87	—
Total current liabilities	822 854	889 290

Restructured taxes and social charges payable, net of current portion	56 261	87 364
Long-term debt, net of current portion	216 390	216 113
Deferred income taxes	103 651	105 330
Pension obligations	42 080	40 720
Asset retirement obligation	65 173	66 758
Other long-term liabilities	87	240

Commitments and contingencies	—	—

Minority interests	139 952	214 824

SHAREHOLDERS’ EQUITY
Common shares	133 507	133 507
Treasury shares, at cost	(4 187)	(4 187)
Additional paid-in capital	304 404	304 404
Other comprehensive income	53 875	93 687
Retained earnings	1 650 781	1 530 218
Total shareholders’ equity	2 138 380	2 057 629
Total liabilities and shareholders’ equity	$3 584 828	$3 678 268

MECHEL OAO
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE PERIODS ENDED SEPTEMBER 30, 2005 AND 2004

(in thousands of U.S. dollars)

9 months ended September 30,
	2005	2004

Cash Flows from Operating Activities
Net income	314 717	420 815
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	106 368	78 104
Depletion and amortization	9 007	19 488
Foreign exchange (gain) loss	35 231	(1 095)
Deferred income taxes	(9 193)	(8 803)
(Recovery of) provision for doubtful accounts	7 580	1 986
Inventory write-down	1 943	488
Accretion expense	1 806	2 946
Minority interest	3 779	16 858
(Income) loss from equity investments	(9 979)	(3 831)
Non-cash interest on long-term tax and pension liabilities	8 176	14 160
Loss (gain) on sale of property, plant and equipment	957	(1 953)
(Gain) loss on sale of long-term investments	(1 669)	2 394
Loss from discontinued operations	403	9 893
Gain on accounts payable with expired legal term	(2 755)	-
Gain on forgiveness of fines and penalties	(15 863)	(17 958)
Stock-based compensation expense	-	1 400
Amortization of capitalized costs on bonds issue	1 171	1 140
Pension service cost and amortization of prior year service cost	818	423
Net change before changes in working capital	452 497	536 455
Changes in working capital items, net of effects from acquisition of new subsidiaries:
Accounts receivable	17 712	(34 267)
Inventories	111 745	(135 505)
Trade payable to vendors of goods and services	5 910	21 998
Advances received	(13 016)	69 971
Accrued taxes and other liabilities	24 123	(47 601)
Settlements with related parties	13 936	3 138
Current assets and liabilities of discontinued operations	(259)	(8 169)
Deferred revenue and cost of inventory in transit, net	(1 354)	(20 849)
Other current assets	(57 787)	(97 455)
Net cash provided by operating activities	553 507	287 715

Cash Flows from Investing Activities
Acquisition of subsidiaries, less cash acquired	(3 497)	(53 142)
Acquisition of minority interest in subsidiaries	(69 198)	(16 282)
Investment in Yakutugol	(411 182)	-
Investments in other non-marketable securities	(7 039)	(1 665)
Proceeds from disposal of non-marketable equity securities	1 389	1 667
Proceeds from disposals of property, plant and equipment	1 838	1 663
Purchases of property, plant and equipment	(303 804)	(192 698)
Purchase of mineral licenses	(91 012)
Net cash used in investing activities	(882 505)	(260 457)

Cash Flows from Financing Activities
Proceeds from short-term borrowings	763 040	874 621
Repayment of short-term borrowings	(938 222)	(823 724)
Dividends paid	(194 154)	(5 573)
Proceeds from long-term debt	3 124	3 059
Repayment of long-term debt	(12 536)	(29 454)
Net cash provided by (used in) financing activities	(378 748)	18 929

Effect of exchange rate changes on cash and cash equivalents	(4 776)	186

Net increase (decrease) in cash and cash equivalents	(712 522)	46 373

Cash and cash equivalents at beginning of year	1 024 761	19 303
Cash and cash equivalents at end of period	312 239	65 676

MECHEL OAO
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005 AND 2004

(in thousands of U.S. dollars, except share amounts)

9 months ended September 30,
	2005	2004

Revenue, net	2 910 394	2 474 854
Cost of goods sold	-1 852 054	-1 506 660
Gross margin	1 058 340	968 194
Selling, distribution and operating expenses:
Selling and distribution expenses	-341 689	-254 963
Taxes other than income tax	-70 427	-35 993
Accretion expenses	-1 806	-2 945
Provision for doubtful accounts	-7 580	-1 986
General, administrative and other operating expenses	-184 811	-162 943
Total selling, distribution and operating expenses	-606 313	-458 830
Operating income	452 027	509 364
Other income and (expense):
Income from equity investees	9 979	3 831
Interest income	9 327	7 920
Interest expense	-43 669	-42 007
Foreign exchange gain (loss)	-35 231	1 095
Other income, net	21 721	23 542
Total other income and (expense)	-37 873	-5 619
Income before income tax, minority interest, discontinued operations, extraordinary gain and change in accounting principle	414 154	503 745

Income tax expense	-95 255	-56 178
Minority interest in (income) loss of subsidiaries	-3 779	-16 858
Income from continuing operations	315 120	430 709
Income (loss) from discontinued operations, net of tax	-403	-9 894
Net income	314 717	420 815

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MECHEL OAO

By:	Vladimir Iorich
Name:	Vladimir Iorich
Title:	CEO

Date:   December 16, 2005